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May 24, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	DSP Group, Inc.
Definitive Additional Solicitation Materials
Filed on May 13, 2013 by Starboard Value and Opportunity Master
Fund Ltd et al.
File No. 001-35256

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 17, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

1.
We note disclosure that the company refused to allow either Mr. Lacey or Mr. Traub to sit in on any committee meetings. We understand that Mr. Traub and Mr. Lacey sat in on several meetings of the audit and compensation committees during the past year. Please provide support for this assertion, or tell us how you plan to address this in your filings.

We acknowledge the Staff’s comment.  Starboard’s press release filed with the Commission on May 24, 2013 under cover DFAN14A (the “May 24 Press Release”) includes the following clarifying disclosure: “Despite their repeated requests, from their election to the Board more than one year ago until earlier this month, the Board REFUSED to put either of these two independent and highly qualified Board members on any Board committees.  The unfair and differential treatment of Messrs. Lacey and Traub by the Board is made crystal clear by the fact that EVERY DIRECTOR OTHER THAN LACEY AND TRAUB WAS A MEMBER OF AT LEAST ONE BOARD COMMITTEE LAST YEAR, when Gabi Seligsohn was appointed to the Board earlier this month he was named to the Compensation Committee IMMEDIATELY, and Mr. Traub is the ONLY BOARD MEMBER who has not been appointed to any Board committee.  Additionally, while Company policy provides that all directors are allowed to attend meetings of ‘standing committees’, it is our understanding that the Board regularly holds meetings of ad hoc special committees that do not qualify as ‘standing committees.’”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 24, 2013

2.
We note disclosure that Mr. Mann is the lead independent director of CEVA. We understand that Mr. Mann has not held this role since 2005. Please provide support for this assertion, or tell us how you intend to address this in your filings.

We acknowledge the Staff’s comment.  In the May 24 Press Release, Starboard addressed this comment as follows: “Bruce Mann, DSP’s outside legal counsel, is a CEVA Board member and previously served as CEVA’s Lead Independent Director.”

3.
We note your statements that Mr. Mann and outside legal counsel made decisions regarding the company’s ongoing relationship with CEVA. While we acknowledge that you are also opining as to general impropriety with respect to this relationship, please provide support for the assertion that these persons played a direct role in the decision-making with respect to this relationship.

We respectfully disagree with the Staff’s comment that Starboard has asserted that Mr. Mann or any other outside legal counsel of the Company played a direct role in the Company’s decision-making with respect to its relationship with CEVA.  Starboard’s discussion of Mr. Mann’s relationships with the Company and CEVA on page 29 of Starboard’s Investor Presentation filed with the Commission on May 13, 2013 under cover DFAN14A (the “Investor Presentation”) is limited to highlighting the potential conflict of interest of Mr. Mann and others who may have influence, directly or indirectly, over the Company’s decision-making, because of their relationships with CEVA.  We believe that a reasonable investor may be concerned that in his position advising the Company as outside counsel, his potential conflict of interest may have negatively impacted the Company and its shareholders.

4.
You imply that the company has failed to comply with the proxy disclosure rules with respect to the CEVA relationship. Please provide a legal analysis as to why you believe that the company had a disclosure obligation with respect to this relationship under Item 404 of Regulation S-K, or advise us as to how you plan to address this in your filings. In your response, please refer to Instruction 6 to Item 404(a) of Regulation S-K.

May 24, 2013

We respectfully disagree with the Staff’s comment that Starboard has implied that the Company failed to comply with the proxy disclosure rules with respect to the CEVA relationship.  On page 32 of the Investor Presentation, Starboard states “Nowhere in the Company’s latest proxy, including in the related party transactions section, does DSP explain the potential conflicts of this licensing deal.”  Starboard never stated or implied that additional disclosure regarding the CEVA relationship was required, and therefore its absence constitutes a violation of the proxy disclosure rules.  We believe that the interrelationships between the Company and CEVA would lead any reasonable investor to be concerned about whether transactions between the Company and CEVA are truly in the best interest of shareholders.  Starboard made the abovementioned statement in the Investor Presentation because it believed that the Company should have taken the opportunity provided by the related party transactions disclosure in its proxy statement to provide additional information regarding its recent entry into a license agreement with CEVA, which was announced on February 25, 2013 in a press release jointly issued by the Company and CEVA.

5.
We note your statement that the company’s latest proxy does not disclose the fact that two of the company’s current directors are also on the board of directors of CEVA. The CEVA directorships of these two persons appear to be disclosed on pages 6 and 7 of the company’s proxy. Please tell us how you plan to address this in your filings.

We acknowledge the Staff’s comment and the fact that the membership of the Company’s directors Ayalon and Limon on the CEVA board of directors is disclosed in their respective bios included in the Company’s definitive proxy statement.  Starboard’s intention on page 32 of the Investor Presentation was to highlight the type of information about the Company’s interrelationships with CEVA that it believes should have been included in the related party transactions disclosure in the Company’s proxy statement to help reasonable investors allay their concerns about whether the Company’s recent entry into a license agreement with CEVA (discussed in response to question 4 above) was truly in the best interest of shareholders.  In the May 24 Press Release, Starboard addressed this comment as follows: “Eliyahu Ayalon, DSP’s current Chairman and former CEO and a Class I director nominee of the Company at the Annual Meeting, was the former Chairman of CEVA and currently is a CEVA Board member (as disclosed in the Company’s definitive proxy statement); Zvi Limon, a current DSP Board member and a Class I director nominee of the Company at the Annual Meeting, also is a CEVA Board member (as disclosed in the Company’s definitive proxy statement).”

*     *     *     *     *

May 24, 2013

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

cc:           Andrew M. Freedman, Esq.
Jeffrey C. Smith